SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PS BUSINESS PARKS, INC.

(Name of Subject Company (Issuer))

PS BUSINESS PARKS, INC., AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X

Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y

Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z

(Title of Class of Securities)

69360J 594

69360J 578

69360J 552

(CUSIP Number of Class of Securities)

Matthew L. Ostrower

Chief Financial Officer, Vice President and Treasurer

345 Park Avenue

New York, NY 10154

Telephone: (212) 583-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Brian M. Stadler

Jonathan R. Ozner

Matthew B. Rogers

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

Senet Bischoff

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906-1200

☐

Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO (the “Schedule TO”) originally filed by PS Business Parks, Inc., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on November 22, 2022 in connection with the offers by the Company to purchase for cash up to (i) 9,200,000 Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X of the Company (“Series X Preferred Shares”), (ii) 8,000,000 Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y of the Company (“Series Y Preferred Shares”), and (iii) 13,000,000 Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z of the Company (“Series Z Preferred Shares”) (collectively referred to as the “Securities” and each referred to as a “series” of Securities), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offers”), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended and supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 1 does not modify any of the other information previously reported on Schedule TO, in the Offer to Purchase or in the Letter of Transmittal.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

On December 21, 2022, the Company issued a press release announcing the expiration and final results of the Offers, which expired at 11:59 P.M., New York City time, on December 20, 2022. In addition, in accordance with its previous announcement, the Company announced that it has notified the New York Stock Exchange (the “NYSE”) of its decision to delist each series of the Securities from the NYSE. A copy of the press release is filed as Exhibit (a)(5)(B) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)	Press Release, dated December 21, 2022.

ITEM 13. Information Required by Schedule 13E-3.

Item 13 of the Schedule TO is hereby amended and supplemented by adding the following exhibit in the section entitled Schedule 13E-3, Item 16. Exhibits:

(a)(5)(B)	Press Release, dated December 21, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PS BUSINESS PARKS, INC.

By:	/s/ Matthew L. Ostrower
	Name:	Matthew L. Ostrower
	Title:	Chief Financial Officer, Vice President and Treasurer

Date: December 21, 2022

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated November 22, 2022.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Press Release, dated November 22, 2022.

(a)(5)(B)*	Press Release, dated December 21, 2022.

(b)	Not applicable.

(c)(1)**	Presentation materials, dated November 21, 2022, prepared by BofA Securities, Inc. for the Board of Directors of the Company.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Filed previously